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                BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
                                A LIMITED PARTNERSHIP
                                  101 Arch Street
                                  Boston, MA 02110


                                                        August 18, 1997

Dear Limited Partner:

    As you are by now aware, two unrelated bidders have made offers to purchase units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credit L.P. V, A Limited Partnership (the "Partnership"):

     (i) Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company ("Oldham"), has made an offer (the "Oldham Offer") to purchase Units for an increased cash purchase price of $635 per Unit. The Purchaser is an affiliate of Arch Street V, Inc. and Arch Street V Limited Partnership , the general partners of the Partnership (the "General Partners"), and

    (ii) Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability company (together, "Everest"), has made an offer (the "Everest Offer") to purchase Units for a cash purchase price of $600 per Unit.

    Because the General Partners are affiliated with Oldham, the General Partners are expressing no opinion and are remaining neutral with respect to the Oldham Offer and the Everest Offer . Although the General Partners are not making a recommendation with respect to the either offer, the General Partners believe that Limited Partners should carefully consider the following factors in making their own decision of whether to accept or reject the Oldham Offer or the Everest Offer:

- Oldham is an affiliate of the General Partners. The executive officers and directors of the managing member of Oldham also serve as the executive officers and directors of the Managing General Partner. Therefore, the General Partners, subject to their fiduciary duties, may have a conflict of interest with respect to certain matters involving the Partnership and its Limited Partners:

    -    There may be a conflict of interest in responding to the Oldham Offer.

    - If Oldham is successful in acquiring a significant number of Units pursuant to the Oldham Offer, Oldham could be in a position to significantly

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         influence all Partnership decisions on which Limited Partners may vote. This voting ability could prevent nontendering Limited Partners from taking action that they desired but Oldham and the General Partners opposed and enable Oldham and the General Partners to take action desired by the Partnership but opposed by the nontendering Limited Partners.

    - There may also be a conflict of interest if Oldham's acquisition of Units has the effect of making any future change in the Partnership's current management by the General Partners more difficult.

- The Everest Offer is for $600 per Unit. The Oldham Offer exceeds the Everest Offer by $35 per Unit.

- The Everest Offer is not net of transfer fees, which means that a Limited Partner who tenders to Everest will be required to pay a transfer fee of $10 per Unit transferred ($100 minimum).

- The Everest Offer is for a maximum of 3,500 Units, which is less than Oldham's maximum of 17,200 Units. It is a more likely possibility that Everest may not be able to accept all the Units tendered to it because proration, or rejection, of some tendered Units may occur at the lower maximum level established by Everest.

- Both offers will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to either offer.

- As stated by Oldham in the Oldham Offer, there may be a conflict of interest between Oldham's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

- The Partnership Agreement of the Partnership provides that no sale or transfer of Units may be made if such sale, when aggregated with all other transfers during the same year would result in both (i) the transfer of more than 5% of the Units (excluding certain transfers permitted under the Partnership Agreement ("Permitted Transfers")) and (ii) the transfer of more than 2% of the Units (excluding Permitted Transfers and transfers made through a "Matching Service" (as such term is used in Internal Revenue Service Notice 88-75)) (the "Safe Harbor Percentages"), unless the Managing General Partner shall have received an opinion of counsel that such sale or transfer may be made without material adverse tax consequences to any Partner of the Partnership. Since the Partnership has permitted transfers during taxable year 1997, Oldham has stated in its offer that it will obtain an opinion of counsel that consummation of the Oldham Offer will not

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    result in material adverse tax consequences to the Partnership's partners.
    Everest does not make a similar statement in its offer. However, in order to comply with the Partnership Agreement, if the Units acquired by Everest pursuant to the Everest Offer, when aggregated with all other transfers during 1997, would result in the Partnership exceeding the Safe Harbor Percentages, the Managing General Partner will require that Everest obtain an opinion of counsel that consummation of the Everest Offer will not result in adverse tax consequences to the partners.

- LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE UNITS SHOULD THEY TENDER PURSUANT TO THE EITHER OFFER.

- Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners for the years ended March 31, 1997, 1996, and 1995. In the Partnership's early years, cash available for distribution was derived from interest earned on the temporary investment of funds held by the Partnership prior to paying capital contributions to Local Limited Partnerships. There can be no assurance as to the timing, amount or occurrence of any future distributions.

- Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of both offers.

    Enclosed is a copy of the Partnership's amended Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the offers. Limited Partners are advised to carefully read the amended Schedule 14D-9.

    Please do not hesitate to call the Partnership at (800) 829-9213 (ext. 10) for assistance in any Partnership matter.

                   BOSTON FINANCIAL QUALIFIED HOUSING
                   TAX CREDITS L.P. V, A LIMITED PARTNERSHIP

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